News Release
AMEX, TSX Symbol: NG

NovaGold Announces Offering of Convertible Senior Notes

March 19, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced that it is offering approximately US$100 million aggregate principal amount of its convertible senior notes due 2015 (“Notes”) in the United States and Canada pursuant to a preliminary prospectus supplement to its base shelf prospectus dated April 16, 2007. NovaGold will grant the underwriter an option to purchase up to an additional approximately US$15 million of Notes during the period ending 30 days from the closing of the offering to cover over-allotments, if any.

J.P. Morgan Securities Inc. is the underwriter for the offering.

The Notes will have a semi-annual cash interest coupon to be determined at pricing and will be convertible into the Company’s common shares at a conversion price to be determined. Subject to the satisfaction of certain conditions, the Company may, in lieu of delivery of common shares upon conversion of all or a portion of the Notes, elect to pay cash or a combination of cash and common shares. The Notes will not be redeemable by the Company prior to maturity, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. Holders of the Notes may require the Company to repurchase for cash all or a portion of their Notes in 2013 at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest. In addition, if the Company experiences specified types of fundamental changes, it will be required to offer to repurchase for cash all of the outstanding Notes at a price equal to 100% of the principal amount of the Notes to be repurchased plus any accrued and unpaid interest.

The net proceeds from the offering will be used to repay the approximately C$16 million currently drawn down under the Company’s C$30 million short-term credit facility, to fund general exploration and development on the Company’s projects, and for general corporate purposes.

A registration statement relating to these securities has been filed with and declared effective by the United States Securities and Exchange Commission, and the base shelf prospectus and preliminary prospectus supplement relating to these securities has been filed with each of the provincial securities regulatory authorities in Canada other than Quebec.

A copy of the preliminary prospectus supplement (and accompanying base shelf prospectus) may be obtained from J.P. Morgan Securities Inc. at National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, New York, USA, 11245, telephone: 718-242-8002.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. Production is scheduled for 2008 at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG.

Cautionary Note Regarding Forward-Looking Statements
Statements in this press release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to negotiate an underwriting agreement with the underwriter and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed offering; risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration-stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that NovaGold may change its plans with respect to one or more properties; and other risks and uncertainties described in the Company’s preliminary prospectus supplement, base shelf prospectus, Annual Information Form for the year ended November 30, 2007, and registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission and/or the Canadian securities regulators. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

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Contacts

Don MacDonald
Senior Vice President and CFO

Greg Johnson
Vice President, Corporate Communications and Strategic Development

604-669-6227 or 1-866-669-6227